

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   August 2, 2018

Wouter T. van Kempen
President and Chief Executive Officer
DCP Midstream, LP
370 17th Street, Suite 2500
Denver, Colorado 80202

> **Re: DCP Midstream, LP**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 26, 2018**
> **File No. 001-32678**

Dear Mr. van Kempen:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Jennifer Thompson

                        Jennifer Thompson
                        Accounting Branch Chief
                        Office of Consumer Products